[Linktone Ltd. Letterhead]
August 7, 2008
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Feider, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Linktone Ltd. (“we” or the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2007 Filed on June 30, 2008 File No. 000-506596
Dear Ms. Collins and Ms. Feider:
      The Company is providing the following information in response to the comment letter, dated July 16, 2008 and received by the Company on July 23, 2008, from the Staff of the Securities and Exchange Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Letter”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Form 20-F for the fiscal year ended December 31, 2007
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 66
1.	We note from your disclosures on page 59 that revenue for your value-added services is based on fees charged on a per message or on a monthly subscription basis. Tell us whether you consider for volume and/or average fees for messages or subscriptions to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so, tell us your consideration for disclosing such key indicators pursuant to this release.
      Until mid-2006, our management would review certain operational data, particularly the number of users and average fees per user, for the purpose of, among other things, reviewing the Company’s results of operations and analyzing the behavior of users in order to develop promotional strategies. That data was included in the discussion of the Company’s results of operations in its annual reports for periods prior to 2006.

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

      As disclosed on page 5 in the Company’s Form 20-F for the year ended December 31, 2007 (the “2007 20-F”), commencing in the second half of 2006, China Mobile and China Unicom introduced significant changes to their operating policies, including requiring double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. Since the release of these new policies, the Company’s management noted that information such as the number of users and average fees per user were no longer useful in analyzing the Company’s performance and formulating its strategy as it no longer directly correlated to the Company’s revenue and net income. For example, whereas prior to 2006 the number of users and average fees per user would explain certain trends in the Company’s revenues, they became significantly less meaningful when the Company was required, under the new policies stipulated by China Mobile and China Unicom, to provide multiple messages to existing customers to confirm their subscriptions or confirm fee information. Those supplemental messages to users can negatively affect the profitability of particular services (since the Company can be charged by the mobile operators for those messages) even if the average fees per user remain constant.
      As management concluded that there was no practicable method to analyze the Company’s performance based on such operating data as it was affected by multiple factors related to the network operators’ policies, and such information would not be meaningful to the financial statement readers, management ceased to do so for internal planning purposes and in its analysis of the Company’s financial results in the Company’s annual reports for periods from and after 2006.
2.	We note from your disclosures in Note 17 to your financial statements that the Company’s reportable segments have significantly different profit margins and are exhibiting different levels of profitability and different trends in their profitability. Please tell us how you considered analyzing your gross profit and operating profit, or the components thereof, at the segmental level in your results of operations discussion. In this regard, we remind you that to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, you should provide a segmental analysis of your measure of segmental profit or loss. Tell us how you considered the guidance of Item 5A of Form 20-F, including the related instructions, and our Release 33-8350 in preparing your current MD&A disclosures.
      Prior to 2007, most of the Company’s revenue was derived from Telecom value-added services (“VAS”) segment. 2007 was the first year when the Company generated a material amount of revenue from a source other than VAS (i.e., the Company’s advertising segment). The analysis in the 2007 Form 20-F focused on the components of gross profit, namely, revenue and cost of sales for the VAS segment. The casual game business segment continues to be minimal, therefore, a detailed analysis of the results of this segment was not provided in 2007. Please also note that general and administrative expenses are shared between segments and cannot be allocated fairly among the segments as explained in Note 17 to the consolidated

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

financial statements. Hence an analysis on operating profit by segment is not feasible, and such information is not used by the Company’s chief operating decision makers. The Company’s management considers it more meaningful to investors if it provides a more comprehensive qualitative analysis of gross profit and operating expenses, other than general and administrative expenses, on a segmental level commencing with the Form 20-F for the year ending December 31, 2008, as there will be two years in which to compare the Company’s material segments in that report.
      The reasons for the significant loss in 2007 from the Company’s advertising business are set forth in the discussion of gross revenues and cost of services on page 67 of the 2007 20-F. As discussed in those subsections, advertising revenue was $5.4 million in 2007 due to increased advertising and product promotion sponsorship revenues generated from the exclusive advertising arrangements with QTV, but this was more than offset by an increase in television advertising rights and operating fees, landing fees and program production costs related to the exclusive advertising arrangements with QTV which increased to $11.3 million from $0.9 million in 2006. As the Company’s advertising business remains relatively new, particularly its new advertising arrangements with Tianjin Satellite TV (“TJSTV”) which was entered into at the end of 2007 as described on page 9 in the 2007 20-F, the Company does not believe it has a reasonable basis at this time to determine whether and to what extent its advertising segment will contribute in a materially disproportionate way to its profitability in the future. This uncertainty is highlighted under the subheading “—Television Advertising and Television Content Production Strategic Initiative” on page 53 of the 2007 20-F. As the advertising segment develops in future periods, the Company’s management will consider the level of segmental analysis which is appropriate to disclose in Item 5, Operating and Financial Review and Prospects in Form 20-F, for an investor to understand the material aspects of the Company’s results of operations in accordance with Release 33-8350.
3.	Throughout your Form 20-F, you refer to your exclusive advertising arrangement with QTV. You also indicate that in order to obtain such rights, the Company was required to make certain advertising right payments to QTV and you are required to pay operating fees annually to QTV and CVL. Please tell us the amount of the initial payment that you are currently amortizing over the seven year term of the arrangement and also tell us the additional amounts you will be required to pay each year. To the extent that these arrangements have had or are expected to have a material impact on the Company’s net margins or continuing operations, please tell us how you considered expanding your disclosures to quantify the terms of these arrangements and the potential impact on your operations. We refer you to our Release 33-8350.
      The amount of the initial payment for the right to become QTV’s exclusive advertising agent is disclosed in Note 14(a) to the consolidated financial statements included in the 2007 20-F. The initial payment was RMB37,500,000 which is equivalent to $4,802,336, using the exchange rate as of the end of 2006, approximating the date of payment. Please refer to the table below for more information on the initial payment made in 2006 and the annual amortization amount taken in 2007.

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

	RMB	Exchange rate	US$
Initial amount paid in Dec 2006	37,500,000	7.8087	4,802,336
Amortization in 2007	-5,357,143	7.6040	-704,164
(= 37,500,000 / 7)
Foreign exchange difference			302,186
Net amount at the end of 2007	32,142,857	7.3046	4,400,358
      In addition, the annual operating fees which the Company is required to pay are shown in Note 24(b) to the consolidated financial statements and in the contractual obligations table on page 75 of the 2007 20-F. The total contractual obligations as disclosed in the 2007 20-F included $33,198,261 payable to QTV and CYL and $70,640,418 payable to TJSTV. The breakdown of those payables to QTV and CYL is set out below:

QTV and CYL (US$)
2008	2,395,751
2009	6,160,502
2010	6,160,502
2011	6,160,502
2012	6,160,502
2013	6,160,502
33,198,261
      In addition to disclosing the nature and size of these obligations, the Company carefully considered whether such obligations, and the advertising segment in general, present known trends or uncertainties which should be explained and analyzed in accordance with Release 33-8350. The Company’s management concluded that it had no basis to further quantify trends related to the potential impact of the obligations on the Company’s operations because, as noted in response to comment #2 above, the Company is not able to estimate with specificity the profitability of its advertising segment in future periods and cannot be certain if or to what extent advertising revenue will exceed these obligations and other related cost of services.
      The Company did, however, consider that the advertising segment presents material uncertainties which should be discussed qualitatively in the 2007 20-F. Accordingly, the Company included a risk factor on page 10 of the 2007 20-F about the Company’s capital needs arising from the exclusive advertising arrangements with QTV and TJSTV. We have also highlighted in Item 5 on page 54 of the 2007 20-F that due to costs in connection with the advertising rights for QTV and TJSTV and the Company’s plan to invest $10 million in content, coverage, distribution and programming initiatives in 2008, the Company believes its net income in 2008 will be adversely affected as such costs are not likely to generate a corresponding amount of revenue immediately in the same period.
Note 4. Summary of Significant Accounting Policies

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

(i) Revenue and cost of services recognition, page F-12
4.	We note that the Company recognizes revenue from your telecom value-added services (“VAS services”) on a gross basis pursuant to EITF 99-19. We also note that the Company provides content such as ringtones, icons, screensavers, entertainment news, etc. to mobile phone users and the mobile phone companies (the Operators) deliver such services and bill the mobile phone user. Please tell us how you determined that recognizing revenue for the portion of the fee retained by the Operators for the transmission of such content and for billing and collections is appropriate. In your response please tell us, in detail, how you considered each of the factors in EITF 99-19 in determining that revenue should be recognized on a gross basis. Also please describe further the contractual relationships that you enter into with both the mobile phone companies and the mobile phone users.
      The Company’s responses to comments #4 and #5 are set forth below.
5.	In addition, we note your disclosures on page 60 regarding certain factors considered in your EITF 99-19 analysis. Please explain further the following as it relates to such factors:
a.	You indicate that the Operators will not remit your portion of the fees due from the mobile phone users if the phone users do not pay for such services or if they do not receive the content due to billing and transmission services. Accordingly, you further state “we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services.” While it appears that the Company may have credit risk as it relates to the content portion of the fees charged to the mobile phone user (the net amount received by the Company from the Operators), it is unclear how you determined that you have credit risk as it relates to the mobile phone companies portion of the fees (the amount retained by the Operators). Please explain further how you concluded that you have credit risk for the entire fee charged to the mobile phone user to support your argument for gross accounting.
b.	You indicate that the Company has discretion in selecting the content for your services and the providers of that content. You do not; however, appear to have discretion in selecting the supplier that will transmit and bill for the delivery of such content. Accordingly, please explain further how your ability to control content supports recognizing as revenue the portion of the fee retained by the mobile phone companies for delivery and billing and collection services.
c.	You indicate that the Company has the ability to determine prices “within ranges prescribed by the operators.” Please explain further the pricing constraints established by the mobile phone companies and how you considered such constraints in concluding

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

that you have latitude in establishing the price for VAS services (both content and transmission).
      The Company replied to similar questions raised by the Staff in the Company’s response letter dated January 8, 2004 to the Staff’s comment letter dated December 30, 2003 to the Company’s registration statement on Form F-1, at the time of our IPO. Our responses to the SEC Staff, dated January 8, 2004, included summaries on the role of the Company, the role of the operators, the contractual relationships that the Company entered into with both the operators and the mobile phone users, and an EITF 99-19 analysis on our revenue from the VAS services. The summaries and analysis provided below have been updated from our responses dated January 8, 2004 for recent developments, where applicable. However, it is noted that the key terms of our arrangements with the operators and the mobile phone users remain the same.
The Role of the Company:
      The Company develops product content for mobile and fixed line phone users. Phone users learn about Linktone’s content and services in the following ways:
1.	The Company advertises its services through traditional channels, such as newspapers, magazines and television, as well as through new channels such as certain websites on the internet. With traditional channels, potential customers are asked to call specific numbers owned by Linktone to subscribe for the Company’s services. On the internet, potential customers press a link that accesses the Company’s servers. The Company provides all services (such as SMS, MMS, IVR, RB, WAP and Kjava) to mobile phone users through two mobile operators in China, China Mobile and China Unicom, and through the Personal Handyphone System, or PHS, and Personal Access System, or PAS, limited mobility networks of China Telecom and China Netcom. In addition, the Company also provides audio related services (RB and IVR) to fixed line users via the networks of China Telecom and China Netcom.
2.	For services such as RB, WAP and Kjava, potential customers may access the mobile operators’ websites or WAP portals in order to subscribe for the Company’s services.
3.	The Company also offers its services through joint cooperation projects with third parties such as radio and television stations and companies to provide tailor-made value added telecom services. For example, the Company provides interactive services on radio and television programs including voting, music downloads, ringtones and quizzes by having potential customers calling specific numbers as seen on the screen or broadcast.
      From a strategic perspective, the Company is focused on:
1.	Investing in market intelligence and using that information to develop new products and to enhance existing products so as to deeper and expand its user base.

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

2.	Improving product content using internally developed content or content from third parties. For example, using information from market intelligence, the Company has developed animated cartoon characters and serial comic strips to attract young children at the age group from 5-8 years old.
3.	Improving point of sale techniques for the Company’s services through imbedded menus on SIM cards and mobile handsets.
4.	Identifying new channels and monitoring the profitability of each channel to determine its effectiveness for each type of product. For example, we identify popular shows by age group and use the content of these programs to create value-added services which are attractive to respective age group customers. The Company promotes more IVR quiz services on programs watched by young children as young children usually only have access to fixed line phones.
The Role of the Operators:
      The core business of the operators is the provision of wireless and fixed line communication services. Their key business issues relate to the deployment and maintenance of advanced communication technologies across China and to increase their average rate per user (ARPU). The operators’ customers are concerned primarily with network coverage, quality of reception, speed of connection for services other than voice, and the price per minute of network services. As a result of the above, operators are focused on whether and when to deploy advanced wireless technologies such as 3G.
      Irrespective of the network technology, operators are interested in increasing their ARPU. Accordingly, operators focus on promoting user access to service providers with products/services that are most successful and increase ARPU to the maximum extent. Attracted by the revenue generation potential of these value-added services, as mentioned on page 6 in the 2007 20-F, some operators have also begun to provide their own telecom value-added services to compete with service providers like the Company.
The Terms of Business between Operators and the Company:
      The Company must sign service agreements with the two mobile operators and two fixed line operators. Most of the agreements are signed with their corporate headquarters in Beijing with the exception of one of our variable interest entities for which agreements with China Mobile are signed with each province in the China Mobile network. For the purposes of this analysis, the Company will focus on the terms of business that the Company has under the service agreements with China Mobile. The terms of business with other operators are similar.
      From a technical point of view, the mobile operator is responsible for maintaining its gateways, websites and portals. The Company maintains the delivery platform and develops new applications, services and content.

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

      The Company’s relationship with a customer begins when a phone user dials a specific number owned by the Company under its SP license, or accesses third parties’ or operators’ website or operators’ portal, most of which are linked to our servers for subscribing to our services. Operators charge us collection (or service) fees for sales of all products and additionally charge channel (or network) fees for SMS and MMS services only.
      To illustrate the process, the following describes what happens when a customer subscribes to our SMS services (the process for MMS is similar to SMS except the charge is higher). A mobile phone subscriber buying an SMS service is charged RMB0.10 for each order. An initial order via mobile dial in by a customer is called MO (“message originated”). Orders are completed when the Company delivers the products in the form of short messaging (referred to as MT) from its data platform through the operator gateways to mobile phone users. The operators charge the Company channel fees on a monthly basis as follows:
Imbalanced MT/MO (“I”) = (MT-MO) per month

I	Charge per I	Computation method
If I <100,000	0.08	Channel fee = I*0.08, capped at a minimum of RMB2,000 per month
100,000 <I<300,000	0.07	Channel fee = (I-100,000)*0.07+100,000*0.08
300,000<I<1,000,000	0.06	Channel fee = (I-300,000)*0.06+200,000*0.07+100,000*0.08
Above 1,000,000	0.05	Channel fee= (1,000,000)*0.05+700,000*0.06+200,000*0.07+100,000*0.08
      For example, if the Company sells RMB20,000 RB and RMB35,000 SMS in a month, assuming the customer sends 35,000 MOs to initiate the orders and the Company sends 65,000 MTs to deliver the SMS products to customers (including various required confirmations), our income is as follows:

	RB	SMS
Gross revenue from customers	20,000	35,000
Less: collection fee @15%	(3,000)	(5,250)
Less channel fee	*	(2,400)	Note (a)
Net income to the Company	17,000	27,350

*	No charge of channel fee as there is no SMS/MMS traffic between the customers and the Company for RB/IVR/Kjava/WAP.
(a) Channel fee = (65,000-35,000)*0.08 = 2,400.
      The key representative provisions of the cooperative service agreements with operators are as follows:

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

1.	For all new products or changes to existing services or prices, the Company has to apply to the operators and obtain pre-approval.
2.	The Company can propose a fee for services that is within the price range established by operators. For China Mobile services, the price range depends on the product and the ranking of the service provider (SP).
3.	Total amount of billable revenue is for messages successfully delivered or downloaded based on the operators’ data monitoring record, which the Company has limited ability to dispute.
4.	The Company is responsible for complaints relating to the services provided to the customer. The operators are responsible for the resolution of customer complaints due to incorrect billings as a result of problems related to the reliability of the network’s data monitoring and billing systems (for instance, a billing to the wrong subscriber).
5.	The Company bears the credit risk if the subscriber is unwilling to pay. As discussed on page 8 in the 2007 20F, in 2007, the operators, through most of their provincial and local offices, charge back the Company for collection and channel fees if the subscribers fail to pay.
6.	The operators typically evaluate the performance of service providers by type of service (e.g., SMS or MMS) and rank them accordingly based on revenue, growth rate and number of complaints. The operators can unilaterally terminate agreements with under-performing service providers.
7.	Operators provide billing and collection services.
      The Company also noted the Staff’s comment on the recognition of the telecom value-added services on a gross basis pursuant to EITF 99-19 and provided the following analysis, including an analysis of the Company’s credit risk, control over content and ability in establishing prices. Management believes, when balancing the weight of all indicators under EITF 99-19, the case for the Company reporting revenues on a gross basis (including the portion of revenue retained by the operators) is strongest for the following reasons:
EITF 99-19 ANALYSIS
      The Company is the primary obligor in the arrangement. The phone user contacts the Company to buy a service, and the Company is responsible for customer satisfaction in connection with the content of our services. The Company resolves all complaints relating to the content of the services while the operators are responsible for complaints from billing, collection and quality of network. In other words, if one was to ask the mobile phone user what he or she was paying for, for instance in a screen saver download, he or she would say that the good being purchased was a screen saver. The ownership of the screen saver is clearly with the Company, as the operators have nothing to do with the content being provided. At no time would the Company or the operator say that the operator took title to the content on its way to the customer; the operator’s network is simply a delivery system.

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

      The Company has credit risk. If a customer receives the Company’s services but does not pay for it after being billed, the operator will charge back the Company service fees and channel fees, as discussed on page 8 of the 2007 20-F.
      The Company has inventory risk. The content is developed or bought by the Company. At no time does the operator take ownership of the content. The Company has registered the copyright of the software for those products and services developed in-house, as discussed under Intellectual Property and Proprietary Rights on page 74 of the 2007 20-F.
      The Company has reasonable latitude in establishing the price. The Company sets the pricing of its services according to user demand and acceptance and SP ranking. The operators do set parameters for charges on a per message basis and for monthly subscription for each service and for SMS/MMS and IVR based on the ranking of the SP. However, these practices serve to safeguard against excessive pricing and subscriber complaints. The Company can set its pricing freely within the parameters set by the operators.
      The Company develops the product and performs the service. The operators are not involved in product development or in the product itself. The Company has the ability to control and decide the content of services. Whereas some of the content is developed in-house, others are purchased from domestic or overseas providers. Please note that the service content is subject to Chinese regulations governing content set by PRC central government for instance, pornography content is not permitted. Please refer to page 44 of the 2007 20-F on Regulation of Internet Content Services to be complied by the Company for more information. From the Company’s perspective, although the price of the products is higher because of the operator fees and network charges, the distribution system is not connected to the service itself.
      The Company has limited discretion in supplier selection. The Company’s services are designed for use on mobile phones and fixed line phones. The Company currently only has four choices for operators in China as they are the only companies licensed in China to operate telecom networks. Because the service and collection fee rates vary by operator and by service type, management monitors the gross amounts charged by the operators and amounts received by the Company, net of operator charges, by each product and by each operator to determine to the extent possible the relative profitability of our services and refine our business strategies.
      The readers of our financial statements will benefit from gross revenue accounting in the same way that management uses the gross revenue and cost of services information to determine the success of the Company’s products and relative profitability. Management will refine the existing analysis within Item 5, Operating and Financial Review and Prospects in the Company’s 20-F filings for the year ending December 31, 2008 for the discussion above.
Note 5. Business Combinations, page F-17
6.	Please provide us with your analysis in determining that Lang Yi was not a significant acquisition pursuant to Item 17(c)(v) of Form 20-F and Rule 3-05 of Regulation S-X.

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

      The Company is a foreign private issuer that files Form 20-F on an annual basis. Unlike domestic registrants, Rule 3-05 financial statements are not required to be included in Form 20-F’s, and the Company, as a foreign private issuer, is not required to file Form 8-K’s upon consummation of a significant business acquisition.
      The Company includes the following analysis in response to the Staff’s comment, assuming Rule 3-05 is applicable:
      As disclosed in Note 5(h) to the consolidated financial statements included in the 2007 20-F, the preliminary aggregate purchase price of Lang Yi was $108,066. As of December 31, 2006, Lang Yi had total net assets of $64,031, which was comprised of cash of $96,573 and other current liabilities of $32,542. Lang Yi was dormant in 2006.
      Please refer to following table for the significant acquisition test prepared in accordance with Regulation S-X 3-05:

$	Lang Yi	Linktone’s Group
Lang Yi’s purchase price	108,066
Total assets as of December 31, 2006	64,031	98,149,270
Pre-tax net income for the year ended December 31, 2006	—	8,114,369
Significant tests specified by Regulation S-X Rule 1-02 (W)
Investment test	0.1%
Asset test	0.1%
Income test	—
      Based on the above analysis, Lang Yi would not qualify as a significant acquisition to Linktone in accordance with Regulation S-X 3-05.
7.	Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.
      The Company confirms that none of the goodwill is deductible for tax purposes and disclosure pursuant to paragraph 52 (c) 1 of SFAS 141 is not required.
8.	Tell us how you considered disclosing the changes in the carrying amount of goodwill for all periods presented for each reportable segment pursuant to paragraph 45 of SFAS 142. Please confirm if the operations of Lang Yi are the sole component of your Advertising reporting segment and unit.

Ms. Kathleen Collins
Ms. Melissa Feider
Securities and Exchange Commission
August 7, 2008

      The key change in the carrying amount of goodwill in 2007 relates to an impairment loss of $2.0 million for the Company’s casual game business reporting unit as described in Note 6 (in the paragraph following the table) to the consolidated financial statements. The key change in the carrying amount of goodwill in 2006 relates to additional goodwill recognized as a result of finalizing the contingent consideration of the Cosmos acquisition of $2.1 million and goodwill from the acquisition of Ojava of $4.3 million. Both acquisitions related to the Company’s VAS segment. The Company set out these changes and the components of goodwill by the name of the entity and the business segment in which each entity is engaged in Note 5 to the consolidated financial statements. The Company will show movements in goodwill for each business segment in a tabular format in its consolidated financial statements for the year ending December 31, 2008.
      The Company confirms that the advertising reporting segment is made up of Lang Yi which entered into a contract with TJSTV effective from January 2008, and QTV. However, goodwill for the advertising reporting segment attributes entirely to Lang Yi. QTV does not have any goodwill.
* * *
      As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Jimmy Lai
Jimmy Lai
Chief Financial Officer
Linktone Ltd.